

July 9, 2020

Cindy Xiaofan Wang
Chief Financial Officer and Executive Vice President
Trip.com Group Ltd
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

>   **Re: Trip.com Group Ltd**
>   **Form 20-F for Fiscal Year Ended December 31, 2019**
>   **Filed April 9, 2020**
>   **File No. 001-33853**
>   **Response Dated June 29, 2020**

Dear Ms. Wang:

We have reviewed your June 29, 2020 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

Form 20-F for Fiscal Year Ended December 31, 2019

Operating and Financial Review and Prospects
Results of Operations
2019 Compared to 2018, page 58

1. Refer to prior comment 1. We note your response that the factors referenced in the 2019 20-F when discussing the trends, including the accommodation reservation revenue increase and the transportation ticketing revenue increase, were part of the Company's efforts to address prior comments on the 2018 Form 20-F. However, you have not provide and analysis of those factors nor have you quantify those factors as required by Section III.B.4 of SEC Release No. 33-8350. Please revise your discussion accordingly.

   You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services